 EXHIBIT 7.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the ordinary share, par value of US$0.0001 per share, of Southern Cross Acquisition I Corp., a Cayman Islands exempted company shall be filed on behalf of the undersigned.

July 29, 2026

Southern Cross Acquisition I Sponsor Corp.

By: /s/ Dong Chen

Name: Dong Chen

Title: Director

Dong Chen

/s/ Dong Chen